Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

October 29, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3030

Attn: Celia A. Soehner

Re:	Inphi Corporation

Amendment No. 7 to Registration Statement on Form S-1

Filed October 29, 2010

File No. 333-167567

Ladies and Gentlemen:

Pillsbury Winthrop Shaw Pittman LLP, as counsel to the Registrant, hereby confirms that its reference in Exhibit 5.1 to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws.

Very truly yours,

/s/ Pillsbury Winthrop Shaw Pittman LLP